


15008761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/27/16

January 28, 2016

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-28-16

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Chevron Corporation

Dear Ms. Ising:

This is in regard to your letter dated January 27, 2016 concerning the shareholder proposal submitted by Michael I. Haverty for inclusion in Chevron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Chevron therefore withdraws its January 15, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Michael I. Haverty

FISMA & OMB Memorandum M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
eising@gibsondunn.com

January 27, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Michael I. Haverty
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 15, 2016, we requested that the staff of the Division of Corporation Finance concur that our client, Chevron Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof submitted by Michael I. Haverty (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated January 26, 2016, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 15, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or Christopher A. Butner, the Company's Assistant Secretary and Managing Counsel, Securities/Corporate Governance, at (925) 842-2796 with any questions regarding this matter.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Christopher A. Butner, Chevron Corporation
Michael I. Haverty

EXHIBIT A

VIA ELECTRONIC MAIL

Christopher A. Butner
Chevron Corporation
6001 Bollinger Canyon Road, Rm. T-3180
San Ramon, CA 94583

RE: Withdrawal of Stockholder Proposal

Dear Mr. Butner:

This letter confirms that I hereby withdraw the stockholder proposal entitled "Cost of Indemnifying Directors and Officers" that I submitted to Chevron Corporation for inclusion in the proxy statement for Chevron's 2016 Annual Meeting of Stockholders. I understand that withdrawal of this proposal means that it will not be voted on by stockholders at Chevron's 2016 Annual Meeting of Stockholders.

Sincerely,

Michael I. Haverty Date January 26, 2016

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Michael I. Haverty
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Michael I. Haverty (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that "the cost and limits of indemnification of Chevron Directors and Officers be provided each year in the annual report to all shareholders." The Supporting Statement clarifies that the references to indemnification mean insurance policies and that the Proposal seeks information on "the cost" of those policies. A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to ordinary business operations, specifically, the costs of Company insurance policies and the manner in which the Company manages those expenses.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[1] *Id.*

---

[1] The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of

(Cont'd on next page)

Moreover, a stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a -8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Here, the Proposal asks for the Company to report on the "cost and limits of indemnification of Chevron Directors and Officers," which the Proposal and Supporting Statement make clear means the "cost and limits of" insurance policies covering directors and officers. For example, the Proposal refers twice to "the independent judgment of the *insurer*," including once to the "*insurer* that provides indemnification." (emphasis added) The Supporting Statement also refers to "indemnification (insurance)" and "insurance companies . . . deciding the cost of protecting Directors and Officers." Even though the Proponent's stated purpose of seeking such information is to assess the "vulnerability of Chevron's corporate management to lawsuits," for the reasons discussed below the request for a report on the costs and limits of insurance pertains to ordinary business matters.

The Staff has previously concurred that stockholder proposals seeking stockholder oversight of insurance policies, like the Proposal, involve ordinary business matters. For example, the Staff concurred with the exclusion of the portion of a proposal requesting the company to terminate "[a]ll insurance policies indemnifying officers and the Corporation against stockholders" because it related to the company's ordinary business operations. *Western Union Corp.* (avail. Jul. 22, 1987). The Staff has applied a similar analysis where a proposal sought information related to a company's costs for health care insurance. *See, e.g., International Business Machines Corp.* (avail. Jan. 13, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal that requested IBM to "prepare and make available to shareholders, within six months, a report examining the competitive impact of rising health insurance costs").

(Cont'd from previous page)

a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

Moreover, the Proposal implicates a fundamental aspect of day-to-day operations, namely the manner in which the Company may manage expenses relating to the pricing and coverage levels of its insurance policies concerning its directors and officers. The Staff has issued a long line of precedent indicating that the management of operating expenses is an ordinary business matter. For example, in *Apple Inc.* (avail. Dec. 5, 2014), the proponent requested that Apple prepare a report estimating its total investment in renewable sources of electricity, including the average cost per kilowatt-hour. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related "to the manner in which [Apple] manages its expenses." In addition, in *CIGNA Corp.* (avail. Feb. 23, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums. In concurring that the proposal was excludable under Rule 14a-8(i)(7), the Staff noted that "the proposal relates to the manner in which the company manages its expenses." *See also FLIR Systems, Inc.* (avail. Feb. 6, 2013) (concurring that a proposal requesting a report describing the company's strategies on energy use management was excludable as focusing "primarily on FLIR's strategies for managing its energy expenses"); *UnitedHealth Group Inc.* (avail. Mar. 16, 2011) (concurring that a proposal requesting the company's response to health insurance premium increases and steps to ensure affordable health care coverage was excludable under Rule 14a-8(i)(7)); *Medallion Financial Corp.* (avail. May 11, 2004) (concurring that a proposal requesting that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company" was excludable where the proposal cited "Medallion's very high operating expenses").

In addition, it is well established that the management of legal expenses—which the Supporting Statement discusses and the insurance policies addressed by the Proposal relate to—is an ordinary business matter. *See WellPoint, Inc.* (avail. Feb. 25, 2011) (concurring in the exclusion of a proposal seeking a board report on the costs of complying with, among other things, certain laws because the proposal related to "the manner in which the company manage[d] its expenses"); *Johnson & Johnson* (avail. Jan. 12, 2004) (concurring in the exclusion of a proposal that dealt with the company's evaluation of, and response to, its expenses); *Allstate Corp.* (avail. Feb. 5, 2003) (concurring in the exclusion of a proposal asking the board to undertake a study of its legal expenses); *Puerto Rican Cement Co., Inc.* (avail. Mar. 25, 2002) (concurring in the exclusion of a proposal asking the board to prepare a report on its legal expenses).

The Proposal seeks a report on the "cost and limits" of the Company's insurance policies. A company's management of insurance policies and related expenses is "so fundamental to management's ability to run [the] company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. The Proposal is thus analogous to the proposals in *Apple Inc.* and *CIGNA Corp.*, and the other

Staff precedent cited above and is similarly excludable as relating to the manner in which the Company manages its expenses.

Moreover, the Proposal does not focus on whether the Company should bear the costs of any liabilities incurred by directors and officers. *See, e.g.*, *Western Union Corp.* Instead, the Proposal and the Supporting Statement seek "quantified" information with respect to Company expenses in connection with rates charged by insurers for policy coverage levels to protect the Company's directors and officers from lawsuits. Similarly, the Proposal does not ask the Company to undertake an evaluation of risk but instead seeks information on the Company's expenses for insurance policies, which are ordinary business matters. For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the manner in which the Company manages its expenses.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Christopher A. Butner, the Company's Assistant Secretary and Managing Counsel, Securities/Corporate Governance, at (925) 842-2796.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Christopher A. Butner, Chevron Corporation
Michael I. Haverty

Exhibit A

***FISMA & OMB Memorandum M-07-16 ***

4 December 2015

Certified Mail: Return Receipt Requested

MAF

DEC 08 2015

Corporate Secretary & Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

To Whom It May Concern:

Enclosed please find my shareholder proposal and supporting statement for inclusion in the proxy statement for the 2016 Annual Meeting of Chevron Corporation Shareholders. I intend to present the proposal at this meeting, or I will have an associate do so for me.

My wife and I hold 100 shares of Chevron stock as Trustees of the Haverty Living Trust Dated May 4, 2001, As Amended and Restated. These shares are held for us by Ameriprise Financial, Inc. You may confirm the holdings by contacting Peter A. Hockenmaier of the Ameriprise office in Camarillo, CA, at (805) 987-0450. We intend to hold our shares through the meeting date.

Sincerely,



Michael I. Haverty

***FISMA & OMB Memorandum M-07-16 ***

cc: S.E.C.

Enclosures

SHAREHOLDER PROPOSAL
Cost of Indemnifying Directors and Officers

Whereas the Directors and Officers of Chevron Corporation may be held responsible for the actions or inactions of the corporation,

And, Whereas Chevron Corporation indemnifies its Directors and Officers at the expense of the corporation,

And, Whereas the risk of financial loss is reflected by the independent judgment of the insurer that provides indemnification,

And, Whereas Chevron shareholders benefit from knowing the independent judgment of the insurer,

Therefore, Be it Resolved, that the cost and limits of indemnification of Chevron Directors and Officers be provided each year in the annual report to all shareholders.

SUPPORTING STATEMENT FOR INDEMNIFICATION PROPOSAL

Oil spills and other environmental disasters can generate lawsuits that plague corporate management for decades, whatever the outcome. The Exxon Valdez and BP's 2010 disasters are prime examples. The Texaco-Chevron-Ecuador lawsuits seem to be unending. The recent Volkswagon exhaust emission fraud, like BP's ongoing troubles, reverberate in the public's view of those corporations and exemplify corporate mismanagement. Inside Climate News in 2012 singled out BP and Chevron as the worst among the thirty largest oil companies regarding their histories of oil spills. Recently, BP reached a tentative agreement to pay $18.7 billion over 18 years to settle civil lawsuits related to the 2010 Deepwater Horizon oil spill, as well as a separate $4-billion settlement in 2010 of a criminal case brought by the federal government (Nature doi:10.1038/nature.2015.17907). These are just a few examples of why Chevron's Directors an Officers need indemnification.

Large corporations are at risk of lawsuits claiming damages for malfeasance or illegal actions in pursuit of their corporate duties. Prudent candidates for Director and Officer positions require indemnification (insurance) against such legal actions. Chevron publications dictated by the Securities and Exchange Commission (such as the proxy statement), itemize the risks facing Chevron as including changing commodity prices, loss of share value, political instability, greenhouse gas impact on energy sources, and management errors in assumptions and estimates. Clearly these are not the only risks.

Investors need an objective evaluation of the risk of buying or holding shares in any corporation. The vulnerability of Chevron's corporate management to lawsuits must certainly be quantified by insurance companies when deciding the cost of protecting Directors and Officers. The cost of indemnification is relevant for investment decisions. Investors need to have an independent measure of risk of liability. Investors would benefit from knowing the cost of indemnification.

In line with Chevron's principle of transparency, please vote FOR this proposal.

From: Butner, Christopher A (CButner)
To: ***FISMA & OMB Memorandum M-07-16 ***
Subject: Stockholder Proposal
Date: Tuesday, December 08, 2015 3:57:12 PM
Attachments: Scanned from a Xerox multifunction device.pdf

Mr. Haverty, please see the attached. Thank you.

Christopher A. Butner

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3180
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846—Fax
cbutner@chevron.com



Christopher A. Butner
Assistant Secretary

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T3120
San Ramon, CA 94583
Tel 925-842-2796
Fax 925-842-2846
cbutner@chevron.com

VIA EMAIL AND OVERNIGHT DELIVERY

December 8, 2015

Mr. Michael I. Haverty

***FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Haverty,

On December 8, 2015, we received your letter, dated December 4, 2015, submitting a stockholder proposal on behalf of the Haverty Living Trust Dated May 4, 2001, As Amended and Restated, for inclusion in Chevron's proxy statement and proxy for its 2016 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of certain defects in your submission, specifically proof of ownership of Chevron stock.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, you must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year as of the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that you are a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if you are not a registered holder you must prove your share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you have continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted, which was December 4, 2015; or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins

and any subsequent amendments reporting a change in ownership level, along with a written statement that you have owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 4, 2015).

Your letter did not include the required proof of your ownership of Chevron stock. By this letter, I am requesting that you provide to us acceptable documentation that you have held the required value or number of shares to submit a proposal continuously for at least the one-year period preceding and including the December 4, 2015 date the proposal was submitted.

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) You can confirm whether your broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Please note that if your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you have continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 4, 2015). You should be able to find out the identity of the DTC participant by asking your broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (December 4, 2015), the requisite number of Chevron shares were continuously held. The first statement should be from your broker or bank confirming your ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Consistent with the above, if you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares, please provide to us a written statement

from the DTC participant record holder of your shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in your name, and (c) that you have continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the December 4, 2015 date the proposal was submitted.

Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (cbutner@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosures

Cross, Scott

Subject: FW: [**EXTERNAL**] Re: Stockholder Proposal

From: "Michael I. Haverty*** FISMA & OMB Memorandum M-07-16 ***
Date: December 10, 2015 at 8:10:10 PM PST
To: "Butner, Christopher A (CButner)" <CButner@chevron.com>
Subject: [EXTERNAL**] Re: Stockholder Proposal**

Dear Mr. Butner -- Please see attached the letter from our broker verifying that we have, and have held, 100 shares of Chevron since June 11, 2013. I hope this suffices as per your request.

Sincerely,

Michael I. Haverty, Ph.D.

On 12/8/15 3:57 PM, Butner, Christopher A (CButner) wrote:

Mr. Haverty, please see the attached. Thank you.

Christopher A. Butner

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3180
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846—Fax
cbutner@chevron.com



Peter A. Hockenmaier, CFP®
Financial Advisor
Franchise Owner

Chairman's Advisory Council
1987 - 2015

Ameriprise Financial Services, Inc.
1200 Paseo Camarillo
Ste 265
Camarillo, CA 93010-6050
Tel: 805.987.0450
Fax: 805.987.3589
peter.a.hockenmaier@ampf.com
CA Insurance #0659229

December 9, 2015

Re: Michael I. Haverty and Marsha M. Haverty, Trustees
Of the Haverty Living Trust, Dated 5/4/01
Chevron Stock

To Whom it May Concern,

The purpose of this letter is to confirm the continuous ownership of 100 shares of Chevron stock by the Michael I. Haverty and Marsha M. Haverty Living Trust, Dated 5/4/01, since 6/11/13. The shares are held in their brokerage account at Ameriprise Financial (DTC #0756). To verify this ownership, we have attached a copy of their trade confirmation and most recent statement.

Please let me know if you require anything further.

Sincerely,

Peter A. Hockenmaier, CFP
Financial Advisor
PAH:mm

